Sibanye Stillwater Limited
Incorporated in the Republic of South
Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW
(NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground
Floor Cnr 14th Avenue & Hendrik Potgieter
Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater to acquire US metals recycler Metallix, enhancing its global recycling footprint

Johannesburg, 21 July 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that it has entered into a purchase agreement to acquire Metallix Refining (Metallix) for a cash consideration of US$82m (an enterprise value of US$105m) (the Transaction). Metallix produces recycled precious metals, including gold, silver and platinum group metals (PGMs), primarily from industrial waste streams. It operates two processing and recycling operations in Greenville, North Carolina. Metallix has a global customer base, which it services from the United Kingdom and South Korea, in addition to its customers in the United States. The company has been operating for over 60 years. For more information, refer to *Metallix's website at https://metallix.com/.*

For the 12 months ended 31 December 2024, Metallix processed* approximately 4.2mlbs of precious metals bearing waste materials and produced* approximately 21koz of gold, 874koz of silver, 48koz of palladium, 48koz of platinum, 4koz of rhodium, 3koz of iridium and 263klb of copper.

Acquisition rationale

Metallix complements Sibanye-Stillwater's US recycling operations in Montana and Pennsylvania, adding processing capacity, proprietary technology and extensive knowledge and experience. The acquisition enhances the Group's global recycling reach and internal logistics capabilities, increasing its ability to source materials from multiple regions, facilitating the delivery of end-to-end solutions to customers.

Based on the latest audited financial information, Metallix has recorded positive earnings and cash flow* and is expected to contribute positively to the Sibanye-Stillwater Group earnings and cash flow immediately.

The Transaction is expected to close during the third quarter of 2025, subject to receipt of applicable regulatory approvals customary to a transaction of this nature.

Sibanye-Stillwater Chief Executive Officer, Neal Froneman commented, "We are excited to be adding Metallix to our existing recycling footprint – the scale, technology and know-how adds positively to our existing recycling operations and advances our urban mining strategy. We expect significant value uplift through the large number of synergies with our existing recycling operations."

Categorisation of the transaction

The Transaction is not a categorised transaction under the JSE Limited Listings Requirements and this announcement has been voluntarily released by Sibanye-Stillwater.

* *Source: Metallix*

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is a foremost global recycler of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors and counsel
Financial Advisor: Goldman Sachs International
Legal Advisors: Davis Polk & Wardwell LLP

DISCLAIMER

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, including the proposed Transaction, and the anticipated benefits of acquisitions are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.